

May 12, 2026

Ryan Carrithers
Chief Financial Officer
Merlin, Inc.
100 Causeway, Floor 23
Boston, MA 02114

      Re: Merlin, Inc.
            Registration Statement on Form S-1
            Filed May 6, 2026
            File No. 333-295578

Dear Ryan Carrithers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen W. Ranere